Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

Item 2	Date of Material Change

June 22, 2017.

Item 3	News Release

Two news releases announcing the material change were issued by Sears Canada Inc. (“Sears Canada” or the “Company”) on June 22, 2017 through the facilities of Canada Newswire and subsequently filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and posted to the Company’s website at www.sears.ca.

Item 4	Summary of Material Change

Sears Canada announced on June 22, 2017 that Sears Canada and certain of its subsidiaries (the “Sears Canada Group”) have applied to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for protection under the Companies’ Creditors Arrangement Act (the “CCAA”), in order to continue to restructure its business. Sears Canada subsequently announced on June 22, 2017 that the Sears Canada Group have been granted an order (the “Initial Order”) from the Court under the CCAA. The Initial Order provides for a stay of proceedings in favour of the Sears Canada Group for an initial period of 30-days, subject to extension as the Court deems appropriate, and the appointment FTI Consulting Canada Inc. as Monitor in the CCAA proceedings.

The Initial Order also authorizes the Sears Canada Group to obtain debtor-in-possession financing in the aggregate principal amounts of $450 million with (i) the Company’s existing ABL lenders, with Wells Fargo Capital Finance Corporation acting as administrative agent, and (ii) the Company’s existing term loan lenders, with GACP Finance Co., LLC acting as administrative agent.

Sears Canada also announced the closing of 20 full-line locations, plus 15 “Sears Home” Stores, 10 “Sears Outlet” and 14 “Sears Hometown” locations as well as a corresponding planned reduction in its workforce of approximately 2,900 position across its retail network and at its corporate head office in Toronto.

Item 5	Full Description of Material Change

Sears Canada announced on June 22, 2017 that the Sears Canada Group has applied to the Court for protection under the CCAA, in order to continue to restructure its business. The continued liquidity pressures facing the Company as well as legacy components of its business are preventing it from making further progress in its brand reinvention efforts and from restructuring its legacy assets and businesses outside of a CCAA proceeding.

Sears Canada subsequently announced on June 22, 2017 that the Sears Canada Group has been granted an Initial Order from the Court under the CCAA. The Initial Order provides for a stay of proceedings in favour of the Sears Canada Group for an initial period of 30-days, subject to extension as the Court deems appropriate, and the appointment FTI Consulting Canada Inc. as Monitor in the CCAA proceedings.

The Initial Order also authorizes the Sears Canada Group to obtain debtor-in-possession financing in the aggregate principal amount of C$450 million, with (i) the Company’s existing ABL lenders, with Wells Fargo Capital Finance Corporation acting as administrative agent, and (ii) the Company’s existing term loan lenders, with GACP Finance Co., LLC acting as administrative agent.

The Company also announced the closing of 20 full-line locations, plus 15 “Sears Home” Stores, 10 “Sears Outlet” and 14 “Sears Hometown” locations as well as a corresponding planned reduction in its workforce of approximately 2,900 positions across its retail network and at its corporate head office in Toronto. A list of the stores that the Company anticipates closing is included with this report. The specific timing of the store closings has not yet been finalized. All other Sears Canada stores and the Sears e-commerce website, www.sears.ca, continue to be open for business.

The Initial Order does not apply to Sears Canada pension plan assets (i.e., the amounts that have previously been contributed into the pension plan), which assets are held separate from the assets of the Sears Canada Group. Accordingly, monthly pension payments to beneficiaries from that pension plan are not affected by the Initial Order and will continue in accordance with the terms of the plan.

As a result of the CCAA filing, (i) the Toronto Stock Exchange suspended trading in the common shares of the Company and initiated an expedited delisting review, and (ii) the NASDAQ Stock Market notified the Company that it had determined to delist the common shares of the Company at the opening of business on July 3, 2017 unless the Company requests an appeal of that determination. The Company will not be requesting an appeal.

A copy of the CCAA Initial Order and other information will be available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email searscanada@fticonsulting.com

Stores to be Closed

Sears Full-Line	Hometown	Outlet	Sears Home
Medicine Hat, AB	Cold Lake, AB	Abbotsford Retail, BC	Calgary, AB
Grande Prairie, AB	St. Albert, AB	Winnipeg Garden City, MB	Edmonton Skyview, AB
Lloydminster, AB	Okotoks, AB	Halifax Outlet, NS	Ancaster, ON
Red Deer Relocation, AB	Spruce Grove, AB	Cornwall, ON	Woodbridge, ON
Kamloops Aberdeen Mall, BC	Ft. McMurray, AB	Chatham, ON	London, ON
Bathurst, NB	Leduc, AB	Cambridge, ON	Scarborough, ON
Saint John, NB	Sherwood Park, AB	Timmins, ON	Kingston, ON
Corner Brook, NL	Creston, BC	St. Eustache, QC	Ottawa East, ON
Truro Mall, NS	Sechelt, BC	Montreal Place Vertu, QC	Sudbury, ON
Dartmouth, NS	Grand Forks, BC	Sorel, QC	Windsor, ON
Brockville, ON	Orangeville, ON		Orillia, ON
Sault Ste. Marie, ON	Rimouski, QC		St. Bruno, QC
Hull, QC	Rouyn-Noranda, QC		Laval, QC
Chicoutimi, QC	Melville, SK		Quebec City, QC
St. Georges de Beauce, QC			Ste. Foy, QC
Alma, QC
Drummondville, QC
Regina, SK
Moose Jaw, SK
Prince Albert, SK

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A.

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

For further information, contact Vincent Power, Corporate Communications, Sears Canada at (416) 941-4422.

Item 9	Date of Report

June 26, 2017.